  Exhibit 99.1

High Tide Announces Proactive Steps to Investigate and Address Potential Manipulation of Its Common Shares

CALGARY, AB, April 23, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, today provides the following statement in connection with commentary that has recently appeared in various online forums and investor communities regarding the trading activity in the Company's common shares.

High Tide Inc., April 23, 2026 (CNW Group/High Tide Inc.)

The Company wishes to address directly the concerns that have been raised, both publicly and through direct communications to management, regarding unusual trading patterns in High Tide common shares. The Company takes these concerns seriously. The board of directors and senior management have been actively monitoring and reviewing trading data in connection with the Company's common shares, including trading activity around the Company's earnings release dates.

Over the course of more than the last ten consecutive quarters, the Company has delivered exceptional financial results almost always ahead of the expectations of analysts which cover its shares. Despite consistently positive after-hours market reactions to those results, the Company has observed a recurring pattern in which the closing price of its common shares on the following regular trading day has been lower than the prior day's closing price. The Company, together with its market maker, has been monitoring trading patterns, position reports, and related data in an effort to understand the source and nature of this activity.

Based on the information gathered to date, the Company has reasonable grounds to believe that certain trading activity in its shares may not reflect normal market forces, and that certain conduct may be contrary to applicable securities laws in Canada and the United States. The Company intends to take decisive and proactive steps to fully investigate this matter.

Steps Being Taken

The Company intends to retain qualified forensic investigators and industry specialists with experience in securities market structure and trading surveillance. These experts will conduct a thorough and independent review of the trading activity in High Tide common shares, with particular focus on activity surrounding the Company's earnings releases and other material disclosure events.

The Company intends to provide the findings of that investigation, together with any supporting evidence, to the applicable regulatory authorities in Canada and the United States, including securities commissions and self-regulatory organizations with jurisdiction over trading conduct. The Company will cooperate fully with any regulatory inquiry that may arise from this matter.

High Tide's management and board of directors are committed to protecting the interests of all shareholders and to ensuring that the market for the Company's common shares operates in a fair, transparent, and efficient manner consistent with the expectations of investors and the requirements of applicable law.

Shareholder Communication

The Company encourages any shareholder or market participant who has information relevant to unusual trading activity in High Tide common shares to contact the Company at ir@hightideinc.com. All information received will be treated with appropriate confidentiality.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 221 domestic locations and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the ability of the Company to retain experts, the ability of the experts to conduct a thorough and independent review, and to provide the results of the investigation to securities regulators, the results of the investigation into the trading patterns of the Company's common shares and whether this conduct is contrary to applicable securities laws, and the ability of the Company to protect its shareholders interests. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 23-APR-26